FILE NO. 811-
                                                                         ----

     As filed with the Securities and Exchange Commission on March  19, 1999.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------


                                   FORM N-8B-2

                            -------------------------

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES


                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940


                             SEPARATE ACCOUNT VLI OF
                         THE EQUITABLE OF COLORADO, INC.
                         (Name of Unit Investment Trust)


          Not the issuer of periodic payment plan certificates.
    ---

     X    Issuer of periodic payment plan certificates.
    ---

          Certain items of Form N-8B-2 are inapplicable to Registrant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the difference between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts. Such items are denoted by double asterisks in the reconciliation and tie sheet contained in the Form S-6 registration statement of Separate Account VLI of The Equitable of Colorado, Inc. (File No. 333-72233) (the "Registration Statement"), which sheet is incorporated herein by reference.


                                        I

                      ORGANIZATION AND GENERAL INFORMATION

1.(a)     Furnish name of the trust and the Internal Revenue Service Employer
Identification Number. (According to security designation or otherwise, if the trust does not have or does not transact business under any other designation).

          Separate Account VLI of The Equitable of Colorado, Inc. (the "Separate Account" or "Registrant"). The Separate Account has no Internal Revenue Service Employer Identification Number.


  (b) Furnish title of each class or series of securities issued by the trust.

          Units of interests in the Separate Account supporting benefits under variable life insurance policies (the "Policies") issued by The Equitable of Colorado, Inc. ("EOC"), including, without limitation, IL Protector(SM), a flexible premium variable life insurance Policy.

          Net premiums for each Policy may be allocated among divisions of the Separate Account, as designated by the Policy owner. The Separate Account VLI in turn invests in shares of certain corresponding portfolios of The Hudson River Trust ("HRT") or the EQ Advisors Trust ("EQAT," and together, the "Trusts"), which is described in response to Item 11, below.


2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust. [Instructions omitted.]

          Name:                              The Equitable of Colorado, Inc.
                                             ("EOC")

          Principal Business Address:        370 17th Street, Suite 4950
                                             Denver, Colorado 80202

          Internal Revenue Service
          Employer Identification Number:    13-3198083


3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

          There is no custodian or trustee for the Separate Account.


4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

          No policies are currently being distributed. When such distribution commences, the principal underwriters will be as follows:

               1) EQ Financial Consultants, Inc. ("EQ Financial"), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life"), has agreed to assume certain responsibilities with respect to the distribution of the Policies, pursuant to a Distribution and Servicing Agreement, described further in Item 38(b), below, and may be considered a principal underwriter. EQ Financial's principal business address is 1290 Avenue of the Americas, New York, NY 10104. EQ Financial's Internal Revenue Service Employer identification number is: 13-2693569.

               2) Equitable Distributors, Inc. ("EDI"), a wholly-owned subsidiary of The Equitable Life Assurance Society of the United States, has also agreed to assume certain responsibilities with respect to the distribution of the Policies, pursuant to a Distribution Agreement, described further in Item 38(b), below, and may also be considered a principal underwriter. EDI's principal business address is 1290 Avenue of the Americas, New York, NY 10104. EDI's Internal Revenue Service Employer identification number is:
          13-3350365.


5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

               Colorado.

6.(a)     Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

          The Separate Account was established as a unit investment trust by authorization of the Board of Directors of EOC, pursuant to resolutions adopted December 16, 1996.

          The Separate Account has filed with the Commission a Registration Statement on Form S-6 (File No. 333-72233) which contains a preliminary prospectus for the Policy (the "Policy Prospectus"). The Policy Prospectus contained in the Registration Statement is incorporated herein by reference.

  (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

          Not applicable, for the reason set out under Item 3, which is incorporated herein by reference.


7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state. [Chart omitted.]

          The Separate Account has never been known by any other name.


8.        State the date on which the fiscal year of the trust ends.

          December 31.


Material Litigation
-------------------

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

          None material to Policy owners.


                                       II

                      GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST



General Information Concerning the Securities
of the Trust and the Rights of Holders
--------------------------------------


10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

   (a)    Whether the securities are of the registered or bearer type.

          Registered, insofar as the Policies are owned by the person named in the Policy as the Policy owner, and records are kept by EOC concerning the Policy owner.


   (b)    Whether the securities are of the cumulative or distributive type.

          Cumulative, insofar as earnings in the Separate Account are reflected in Policy benefits and are not distributed.


   (c) The rights of security holders with respect to withdrawal or redemption.

          See the following disclosure contained in the Policy Prospectus, which disclosure is incorporated herein by reference:

              Charges and Expenses You Will Pay
                  Changes in charges
              Policy Features and Benefits
                  About Your Life Insurance Benefit
                  You Can Increase or Decrease Your Insurance Coverage Your Options for Receiving Policy Proceeds
              Transferring Your Money Among Our Investment Options Accessing Your Money

              More Information About Procedures That Apply To Your Policy
                  Requirements For Surrender Requests
                  Proceeds Payment Options
                  Assigning Your Policy
                  Dates and Prices at which Policy Events Occur


   (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

          See the response to Item 10(c), above, which is incorporated herein by reference.


   (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

          See the following disclosure contained in the Policy Prospectus, which disclosure is incorporated herein by reference:

              From the Policy Prospectus:

              Policy Features and Benefits
                  The Minimum Amount of Premiums You Must Pay
                      Policy Lapse and Termination
                      Restoring a Terminated Policy
                      No-Lapse Guarantee and Premiums
                      No-Lapse Guarantee Test

   (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.


          See the disclosure set out under the caption "More Information About Other Matters -- Your Voting Privileges" in the Policy Prospectus, which disclosure in incorporated herein by reference.

          See also the disclosure under the caption "Description of the Trust's Shares - Characteristics" in the prospectus for The Hudson River Trust ("HRT Prospectus") included in The Hudson River Trust's Form N-1A registration statement (File No. 2-94996), and under the caption "Management of the Trust - The Trust" in the EQ Advisors Trust's prospectus ("EQAT Prospectus") included in the EQ Advisors Trust's Form N-1A registration statement (File No. 333-17217), which disclosure is incorporated herein by reference.


   (g)    Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

          See the disclosure set out under the captions "More Information About Other Matters - Your Voting Privileges" and "--Changes We Can Make" in the Policy Prospectus, which disclosure is incorporated herein by reference. Except to the extent described in the Policy Prospectus, or as otherwise permitted by applicable law, no changes in the terms and conditions of the Policies can be made without notice to and/or consent of Policy owners.

          (2) the terms and conditions of the securities issued by the trust.

          See the response to Item 10(g)(1), above, which is incorporated herein by reference.

          (3) the provisions of any indenture or agreement of the trust.

          Not applicable.

          (4) the identity of the depositor, trustee or custodian.

          The Separate Account has no trustee or custodian. Policy owners would be notified of any change in depositor of the Separate Account in accordance with applicable law.


   (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1) the composition of the assets of the trust.

          See the response to Item 10(g)(1), above, which is incorporated herein by reference.

          (2) the terms and conditions of the securities issued by the trust.

          See the response to Item 10(g)(1), above, which is incorporated herein by reference.

         (3) the provisions of any indenture or agreement of the trust.

          Not applicable.

          (4) the identity of the depositor, trustee or custodian.

          See the response to Item 10(g)(4), above, which is incorporated herein by reference. The consent of Policy owners to effect a change in depositor of the Separate Account would be obtained if required under applicable law.


   (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
(a) to (g) or by any other item in this form.

          See the disclosure set out under the following captions in the Policy Prospectus, which disclosure is incorporated herein by reference:

          Charges and Expenses You Will Pay
          Your Policy's Features and Benefits
             Investment Options Within Your Policy
          Determining Your Policy's Value
          Transferring Your Money Among Our Investment Options
          Tax Information

Information Concerning the Securities
Underlying the Trust's Securities
---------------------------------


11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. [Instructions omitted.]

          The Separate Account has twenty-four divisions, each of which invests solely in shares of corresponding series of The Hudson River Trust or EQ Advisors Trust. See the disclosure set out under the captions "What is IL Protector?", "Policy Features and Benefits" and "About Our Separate Account VLI" in the Policy Prospectus, which disclosure is incorporated herein by reference. The Policy owner is not the owner of the securities held in the Separate Account, although the value of those securities is used to calculate Policy benefits. The shares of the Trusts are owned by Equitable of Colorado and held in the Separate Account pursuant to Colorado insurance law, which governs the operation of separate accounts of Colorado insurance companies. The Trusts are registered, open-end diversified management investment companies organized as a "series" companies within the meaning of
          Section 18(f)(2) of the Investment Company Act of 1940.

          If the trust owns or will own any securities of its regular brokers or dealers as defined in rule 10b-1 under the Act [17 CFR 270.10b-1] or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year. [Instructions omitted.]

          Not applicable. The Separate Account only owns shares of the Trusts.


12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

The Hudson River Trust
----------------------

   (a)    Name of company.

          The Hudson River Trust

   (b)    Name and principal business address of depositor.

          Not applicable.

   (c)    Name and principal business address of trustee or custodian.

          Chase Manhattan Bank, N.A.
          One Chase Manhattan Plaza
          New York, New York 10081

   (d)    Name and principal business address of principal underwriters.

          EQ Financial Consultants, Inc.
          1290 Avenue of the Americas
          New York, NY  10104

          Equitable Distributors, Inc.
          1290 Avenue of the Americas
          New York, NY  10104

   (e) The period during which the securities of such company have been the underlying securities.

          No underlying securities have to date been acquired by the Separate Account.


EQ Advisors Trust:
------------------

   (a)    Name of company.

          EQ Advisors Trust

   (b)    Name and principal business address of depositor.

          Not applicable.

   (c)    Name and principal business address of trustee or custodian.

          Chase Manhattan Bank, N.A.
          One Chase Manhattan Plaza
          New York, New York 10081

   (d)    Name and principal business address of principal underwriters.

          EQ Financial Consultants, Inc.
          1290 Avenue of the Americas
          New York, NY  10104

          Equitable Distributors, Inc.
          1290 Avenue of the Americas
          New York, NY  10104

   (e) The period during which the securities of such company have been the underlying securities.

          No underlying securities have to date been acquired by the Separate Account.

Information Concerning Loads, Fees, Charges and Expenses
--------------------------------------------------------

13.(a)    Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities,
(3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

          (A)  the nature of such load, fee, expense, or charge;

          (B)  the amount thereof;

          (C) the name of the person to whom such amounts are paid and his relationship to the trust;

          (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

          See the following disclosure, which disclosure is incorporated herein by reference:

          From the Policy Prospectus:

               Charges and Expenses You Will Pay
               More Information on Other Matters
                  Deducting Policy Charges

          From the HRT Prospectus:

                Management of the Trust
                 The Investment Adviser


          From the EQAT Prospectus:

          Management of the Trust
               The Manager
               Expense Limitation Agreement
               The Advisers

          From The Hudson River Trust's statement of additional information ("HRT SAI") included in The Hudson River Trust's Form N-1A registration statement (File No. 2-94996):

          Management of the Trust
          Investment Advisory and Other Services
          Brokerage Allocation
          Trust Expenses and Other Charges

          From the EQ Advisor Trust's statement of additional information ("EQAT SAI") included in the EQ Advisor Trust's Form N-1A registration statement (File No. 333-17217):

               Investment Management and Other Services
               Brokerage Allocation and Other Strategies

   (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments. [Instructions and chart omitted.]

          Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan, though they do provide for the imposition of sales loads and deductions for premium taxes as described under the Policy Prospectus captions cited in response to
          Item 13(a), which response is incorporated herein by reference.


   (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

          Not applicable, because the Policies are life insurance policies and do not operate as the usual periodic payment plan certificate. But see the response to Item 13(a), above, which is incorporated herein by reference.

   (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

          See the disclosure set out under the captions "Policy Features and Benefits -- Variations Among IL Protector Policies" and "Charges and Expenses You Will Pay - Changes in Charges" in the Policy Prospectus, which disclosure is incorporated herein by reference.


   (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

          None.


   (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(b) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

          Not applicable. But see generally the disclosure set out under the caption "More Information About Other Matters - How We Market the Policies" in the Policy Prospectus, which disclosure is incorporated herein by reference.


   (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not applicable.


Information Concerning the Operations of the Trust
--------------------------------------------------


14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          See the disclosure set out under the following captions in the Policy Prospectus, which disclosure is incorporated herein by reference:

          Policy Features and Benefits
               How You Can Pay For and Contribute To Your Policy
          More Information About Procedures That Apply To Your Policy
               Alternative Ways To Make Premium and Loan Payments
               Dates and Prices at Which Policy Events Occur
               Policy Issuance

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Premium payments for Policies must be made by check, money order or other methods of payments that EOC may accept from time to time. The initial premium may be given with the application to the selling insurance agent, who must promptly forward such payment to the appropriate premium payment office; thereafter, all premiums must be submitted directly to the billing office designated in each Policy.

          See also the disclosure contained under the following captions in the Policy Prospectus, which disclosure is incorporated herein by reference:

          How To Reach Us
          Policy Features and Benefits
               How You Can Pay For and Contribute To Your Policy
          More Information About Procedures That Apply To Your Policy
               Alternative Ways To Make Premium and Loan Payments
               Dates and Prices at Which Policy Events Occur
               Policy Issuance


16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Amounts invested in the Separate Account are promptly invested in shares of the Trusts. See the disclosure under the following captions, which disclosure is incorporated herein by reference:

          From the Policy Prospectus:

                  Determining Your Policy's Value
                  Transferring Your Money Among Investment Options Accessing Your Money
                  More Information About Other Matters
                     How We Support the Policies' Investment Options


          From the HRT Prospectus:

                   Description of The Trust's Shares
                     Purchase and Redemption

          From the EQAT Prospectus:

                  Fund Distribution Arrangements
                  Purchase and Redemption


17.(a)    Describe the procedure with respect to withdrawal or redemption by security holders.

          The rights of withdrawal or redemption are described in response to
          Item 10(c), above, which is incorporated herein by reference. When Policy owners wish to initiate a Policy transaction that will result in such a withdrawal or redemption, they generally will notify their life insurance agent or EOC's administrative office. They are then advised of the correct procedure pertaining to the relevant Policy transaction, and they are sent copies of any needed form.

          A Policy loan generally requires that the Policy owner request the loan in writing. A cash surrender of the Policy requires a writing and the return of the Policy. An exchange of the Policy requires the completion of a form and the return of the Policy. A death claim requires proof of death and the completion of forms contained in a kit which is sent by EOC upon notification of the death of the insured. From time to time, EOC may change the procedures applicable to these transactions.

          Also see the responses to Items 10(d) and (e), above, which are incorporated herein by reference.

   (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          See the responses to Items 10 (c), (d), (e) and (i), above, which are incorporated herein by reference.

   (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

          Not applicable. Separate Account assets are used to support benefits and amounts payable under the Policies.


18.(a)    Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Not applicable. Separate Account assets are used to support benefits and amounts payable under the Policies. See generally the disclosure set out under the captions "Policy Features and Benefits" and "Determining Your Policy's Value" in the Policy Prospectus, which disclosure is incorporated herein by reference.

   (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Not applicable. See the response to Item 18(a), above, which is incorporated herein by reference.

   (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

          See the disclosure contained under the following captions in the Policy Prospectus, which disclosure is incorporated herein by reference:

              Tax Information
                  Our Taxes
              More Information About Procedures That Apply To Your Policy
                  How We Support the Polices' Investment Options


   (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

          Not applicable. See the response to Item 18(a), above, which is incorporated herein by reference.


19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          See the disclosure contained under the following captions in the Policy Prospectus, which disclosure is incorporated herein by reference:

                  More Information About Other Matters
                    Reports We Will Send You
                    Your Voting Privileges


20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

   (a)    Amendments to such indenture or agreement.

          Not applicable. See generally the response to Item 10(g)(1), which is incorporated herein by reference.

   (b)    The extension or termination of such indenture or agreement.

          Not applicable. See the response to Item 20(a), above, which is incorporated herein by reference.

   (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

          Not applicable. See the response to Item 3, above, and Item 20(a), above, which are incorporated herein by reference.

   (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

          Not applicable. See the response to Item 20(a), above, which is incorporated herein by reference.

   (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

          Not applicable. See the response to Item 20(a), above, which is incorporated herein by reference.

   (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

          Not applicable. See the response to Item 20(a) above, which is incorporated herein by reference.


21.(a)    State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

          See the disclosure set out under the caption "Accessing Your Money -- Borrowing From Your Policy" in the Policy Prospectus, which disclosure is incorporated herein by reference.

   (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

          (1) The name of each person who makes such agreements or arrangements with security holders.

          (2) The rate of interest payable on such loans.

          (3) The period for which loans may be made.

          (4) Costs or charges for default in repayment at maturity.

          (5) Other material provisions of the agreement or arrangement.

          Not applicable, except as to the depositor. See the responses to Items 3 and 21(a), above, and Item 21(c) below, which are incorporated herein by reference.

   (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

          Not applicable. Loans are available to Policy owners only in accordance with the loan provisions of the Policies. See the response to Item 21(a), above, which is incorporated herein by reference.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

          See the response to Item 3, above, and the disclosure set out under the captions "More Information About Other Matters - Suicide and Certain Misstatements" and "- When We Pay Policy Proceeds--Delay to challenge coverage" in the Policy Prospectus, which are incorporated herein by reference.


23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

          Not applicable with respect to the operations of the Separate Account.


24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

          See generally the disclosure set out under the captions "What is IL Protector?", "Policy Features and Benefits", "More Information About Procedures That Apply To Your Policy" and "More Information About Other Matters", which disclosure is incorporated herein by reference.

                                       III


                     ORGANIZATION, PERSONNEL AND AFFILIATED
                              PERSONS OF DEPOSITOR

Organization and Operations of Depositor
----------------------------------------

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          EOC was organized in 1984 under the laws of Colorado as a stock life insurance company.


26.(a)    Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith: [Chart omitted]

          Not applicable. Separate Account VLI has not yet commenced operations.

   (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

          (1) The nature of such fee or participation.

          (2) The name of the person making payment.

          (3) The nature of the services rendered in consideration for such fee or participation.

          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

          Not applicable. See also the response to Item 26(a), which is incorporated herein by reference. But see the disclosure set out under the caption "Investment Advisory And Other Services--Specific
          Services Performed" in the HRT SAI and

          "Investment Management and Other Services" in the EQAT SAI.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

          See the disclosure set out under the captions "Who is Equitable of Colorado?" and "More Information About Other Matters--How We Market the Policies" in the Policy Prospectus, which disclosure is incorporated herein by reference. In addition to the Separate Account, EOC serves as the depositor to its Separate Account VA.


Officials and Affiliated Persons of Depositor
---------------------------------------------

28.(a)    Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor. [Chart omitted]

          All of the voting securities of the depositor (EOC) are owned by The Equitable Life Assurance Society of the United States ("Equitable Life"), 1290 Avenue of the Americas, New York, NY 10104, a New York stock life insurance company.

          The portion of Item 28(a) calling for certain information with respect to the ownership of securities of the Separate Account is not applicable. Units of interest in the Separate Account are issued only in connection with the Policies and are not available for purchase directly by directors or officers of EOC or its affiliates. However, from time to time, directors and officers of EOC and its affiliates may purchase one or more Policies, account values under which are measured by units of interest. No units of interest in Separate Account VLI are currently outstanding as no Policies have yet been issued.


   (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

          Directors and Officers
          ----------------------

          A brief statement of the business experience during the last five years of each director of EOC and, to the extent they are responsible for variable life insurance operations, each officer of EOC is set out under "More Information About Other Matters -- Directors and Principal Officers" in the Policy Prospectus, which is incorporated herein by reference.


Companies Owning Securities of Depositor
----------------------------------------

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

          See "Who is Equitable of Colorado?" in the Policy Prospectus, which is incorporated herein by reference.


Controlling Persons
-------------------

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor. [Chart omitted.]

          Not applicable.


Compensation of Officers and Directors of Depositor
Compensation of Officers of Depositor
-------------------------------------


31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart and footnote omitted]

          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

          (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

          (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

          Items 31 (a), (b), and (c) are not applicable. No officer affiliated with the depositor receives separate remuneration for services rendered with respect to the Separate Account.

Compensation of Directors
-------------------------

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith: [Chart and footnote omitted.]

          (a) the aggregate direct remuneration to directors

          (b) indirectly or through subsidiaries to directors

          Items 32(a) and (b) are not applicable. No director affiliated with the depositor receives separate remuneration for services rendered with respect to the Separate Account.


Compensation to Employees
-------------------------

33.(a)    Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart and footnote omitted.]

          Not applicable. No employee affiliated with the depositor receives separate remuneration for services rendered with respect to the Separate Account.


   (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work. [Chart and footnote omitted.]

          Not applicable. No person who is affiliated with the depositor and who falls within any class of persons enumerated above receives separate remuneration for services rendered with respect to the Separate Account.

Compensation to other Persons
-----------------------------

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries. [Chart and footnotes omitted.]

          Not applicable.



                                       IV

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities
--------------------------

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

          No sales of the Policies have been made or are currently being made. It is presently proposed to sell the Policies in all states (except New York), the District of Columbia, Puerto Rico and the Virgin Islands, to the extent that, and at such times as, EOC obtains necessary regulatory clearance in such jurisdictions to do so.


36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

          Not applicable.

37.(a)    Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body
          (2)  Date of denial
          (3)  Brief statement of the reason given for denial.

          Not applicable.

   (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

          (1)  Name of officer, agency or body
          (2)  Date of revocation
          (3)  Brief statement of the reason given for revocation.

          Not applicable.


38.(a)    Furnish a general description of the method of distribution of securities of the trust.

          See the response to Item 35, above, which is incorporated herein by reference. See also the disclosure set out under the caption "More Information About Other Matters -- How We Market the Policies" in the Policy Prospectus, which disclosure is incorporated herein by reference.

   (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

          See the responses to Item 35 and Item 38(a), above, which are incorporated herein by reference.

          EOC intends to execute a Distribution and Servicing Agreement ("EQF Agreement") with EQ Financial, whereby EQ Financial will serve as a distributor for the Policies. Under the EQF Agreement, EQ Financial will be responsible, among other things, for carrying out all compliance and supervisory obligations in connection with the distribution of the Policies, as required by applicable law. By its terms, the EQF Agreement will be effective for an initial two-year period, and automatically renews from year to year unless terminated. The EQF Agreement may be terminated by any party upon at least 60 days notice to the other parties or by mutual agreement. The EQF Agreement will terminate automatically upon its assignment. The proposed form of EQF Agreement is Exhibit 1-A(8) to this Registration Statement.

          EOC also intends to execute a Distribution Agreement ("EDI Agreement") with Equitable Distributors, Inc., whereby Equitable Distributors will serve as a distributor for the Policies. Under the EDI Agreement, Equitable Distributors will be responsible, among other things, for carrying out all compliance and supervisory obligations in connection with the distribution of the Policies, as required by applicable law. By its terms, the EDI Agreement will be effective as of the date first written, and automatically renews from year to year unless terminated. The EDI Agreement may be terminated by any party upon at least 60 days notice to the other parties or by mutual agreement. The EDI Agreement will terminate automatically upon its assignment. The proposed form of EDI Agreement is Exhibit 1-A(8)(ii) to this Registration Statement.


   (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

          See the response to Item 38(a), above, which is incorporated herein by reference. See also Exhibits A-3(a), A-3(b), and A-3(c) hereto.


Information Concerning Principal Underwriter
--------------------------------------------

39.(a)    State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

          See the response to Item 4, above, which is incorporated herein by reference. EQ Financial was organized under the laws of Delaware on December 14, 1971. Equitable Distributors, Inc. was organized under the laws of Delaware on October 14, 1988.

   (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

          No Policies are currently being distributed. EQ Financial and Equitable Distributors, Inc. are members of the National Association of Securities Dealers, Inc.


40.(a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith. [Chart omitted]

          See the response to Item 38(a), above, which is incorporated herein by reference.

   (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

          (1) The nature of such fee or participation.

          (2) The name of the person making payment.

          (3) The nature of the services rendered in consideration for such fee or participation.

          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

          Item 40(b) is not applicable.


41.(a)    Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

          See the response to Item 38(a), above, which is incorporated herein by reference. EQ Financial and Equitable Distributors, Inc. also serve as distributors of policies supported by EOC's Separate Account VA, Equitable's Separate Accounts FP, I, A, 301, 45 and 49, and shares of The Hudson River Trust and the EQ Advisors Trust.

   (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

          None.

   (c) Furnish the number of individual salesmen for each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

          The Separate Account has not yet commenced operations.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: [Chart omitted.]

          Not applicable, since no Policies are currently being distributed.


43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

          Not applicable.


44.(a)    Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          (1) The source of quotations used to determine the value of portfolio securities.

          (2) Whether opening, closing, bid, asked or any other price is used.

          (3) Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant adds to the net asset value in computing offering price of its securities: [Chart omitted]

          (6) Whether adjustments are made for fractions:

               (i)  before adding distributor's compensation (load); and
               (ii) after adding distributor's compensation (load).

          The premiums for the Policies take actuarial considerations into account. Premiums reflect the age, sex and risk class of the insured, the amount of insurance coverage purchased and payment plan. See generally the following disclosure in the Policy Prospectus, which disclosure is incorporated herein by reference:

                  Charges and Expenses You Will Pay
                  Policy Features and Benefits
                     About Your Life Insurance Benefit
                  Transferring Your Money Among Our Investment Options Determining Your Policy's Value
                  Accessing Your Money
                  Tax Information
                  More Information About Other Matters
                     How We Support the Policies' Investment Options Our General Account
                     Deducting Policy Charges


          With respect to the valuation of shares of the HRT or EQAT, see the disclosure set out under the captions "Purchase and Redemption" in the HRT Prospectus and "Purchase and Pricing of Securities" in the HRT SAI, and under the captions "Purchase and Redemption" in the EQAT Prospectus and "Purchase and Pricing of Shares" and "Redemptions of Shares" in the EQAT SAI, which disclosure is incorporated herein by reference.

   (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form: (Note: If registrant is an issuer of periodic payment plan certificates, furnish, in lieu of such schedule an appropriate, comparable schedule showing the acquisition price of the holders' interest in the underlying securities.) [Schedule omitted.]

          Not applicable. See the response to Item 44(a), above, which is incorporated herein by reference.

   (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

          Not applicable. See the responses to Items 13(d) and 44(a), above, which are incorporated herein by reference. See also the disclosure contained under the caption "More Information About Other Matters - Changes We Can Make" in the Policy Prospectus, which is incorporated by reference herein.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

          (a) by whose action redemption rights were suspended.

          (b) the number of days' notice given to security holders prior to suspension of redemption rights.

          (c) reason for suspension.

          (d) period during which suspension was in effect.

          Items 45(a)-(d) are not applicable.


Redemption Valuation of Securities of the Trust
-----------------------------------------------

46.(a)    Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

          (2) Whether opening, closing, bid, asked or any other price is used.

          (3) Whether price is as of the day of sale or as of any other time.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities. [Chart omitted]

          (6) Whether adjustments are made for fractions.

          With respect to Items 46(a)(1) through (6), see the responses to Items 13(a), 17(a) and 44(a), which are incorporated herein by reference.

   (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form: [Schedule omitted.]

          Not applicable. See the response to Item 46(a), above, which is incorporated herein by reference.


Purchase and Sale of Interests in Underlying Securities
from and to Security Holders
----------------------------

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders.

          See the response to Item 16, above, which is incorporated herein by reference. There is no procedure for the purchase of underlying securities or interests therein from Policy owners who exercise surrender rights.

          State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and
46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          Not applicable.



                                        V

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN


48. Furnish the following information as to each trustee or custodian of the trust.

          (a) Name and principal business address.

          (b) Form of organization.

          (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

          (d) Name of governmental supervising or examining authority.

          Items 48(a)-(d) are not applicable. The Separate Account does not have a trustee or custodian.


49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

          Not applicable. The Separate Account does not have a trustee or custodian.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

          Not applicable. The Separate Account does not have a trustee or custodian. But see the disclosure set out under the captions "More Information About Other Matters - How We Support the Policies' Investment Options" in the Policy Prospectus, which disclosure is incorporated herein by reference.



                                       VI

                       INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES


51. Furnish the following information with respect to insurance of holders of securities:

          (a) The name and address of the insurance company.

          (b) The types of policies and whether individual or group policies.

          (c) The types of risks insured and excluded.

          (d) The coverage of the policies.

          (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

          (f) The terms and manner of cancellation and of reinstatement.

          (g) The method of determining the amount of premiums to be paid by holders of securities.

          (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

          (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

          Items 51(a)-(j) are not applicable. But see the full particulars of the material insurance-related provisions of the Policies that are described throughout the Policy Prospectus, which are incorporated herein by reference.


                                       VII

                              POLICY OF REGISTRANT

52.(a)    Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

          See the responses to Items 10(g) and (h), above, which are incorporated herein by reference. Equitable will not substitute another security for the underlying securities held by the Separate Account unless the Commission shall have approved such substitution, as required by applicable law.

   (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

          (1) Title of security.

          (2) Date of elimination.

          (3) Reasons for elimination.

          (4) The use of the proceeds from the sale of the eliminated security.

          (5) Title of security substituted, if any.

          (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

          (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

          Not applicable.

   (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1) the grounds for elimination and substitution;

          (2) the type of securities which may be substituted for any underlying security;

          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

          (4) whether such substituted securities may be the securities of another investment company; and

          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

          (If this subject has been entirely covered in Item 52(b), state "not applicable".)

          See the response to Items 52(a), which is incorporated herein by reference.

   (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

          Not applicable.

Regulated Investment Company
----------------------------

53.(a)    State the taxable status of the trust.

          See the disclosure set out under the captions "Tax Information - Our Taxes" in the Policy Prospectus, which disclosure is incorporated herein by reference.

   (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

          Not applicable because the Separate Account is not a separate taxable entity.



                                      VIII

                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities: [Chart omitted.]

          Not applicable. The Separate Account is deemed to be the issuer of periodic payment plan certificates.


55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [Chart omitted.]

          Not applicable. The Policies are life insurance policies and do not operate as the usual periodic payment plan certificate.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust. [Chart omitted.]

          Not applicable. See the response to Item 55, above, which is incorporated herein by reference.


57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment plan certificate currently being issued by the trust. [Chart omitted.]

          Not applicable. See the response to Item 55, above, which is incorporated herein by reference.


58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date. [Chart omitted.]

          Not applicable. See the response to Item 55, above, which is incorporated herein by reference.


59. Financial statements shall be filed in accordance with the instructions given below. [Instructions omitted.]

          No financial statements have been filed for the Separate Account because it has not yet commenced operations, has no assets or liabilities, and has not received any income nor incurred any expenses.

          The audited financial statements for EOC for the years ended December 31, 1996, 1997 and 1998 will be filed by amendment to the Registration Statement for EOC and the Separate Account, and, when filed, will be incorporated by reference herein. Notwithstanding general instruction 2(d) to Form N-8B-2, such incorporation by reference is being made pursuant to the established administrative practice of the Commission and its staff, which is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference.

                                    EXHIBITS

Notwithstanding general instruction 2(d) to Form N-8B-2, various exhibits, described below, have been incorporated herein by reference pursuant to the established administrative practice of the Commission and its staff. Such practice is consistent with the Commission's adoption of Regulation S-T and related amendments to the Commission's rules regarding incorporation by reference. Exhibits are incorporated by reference to the Form S-6 registration statement of the Registrant, File No. 333-72233 (the "Registration Statement").

A. Furnish the most recent form of the following as amended to date and currently in effect:

          (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

          The resolutions regarding the organization of Separate Account VLI are filed as Exhibit l-A(1)(a)(i) to the Registration Statement and are incorporated herein by reference.

          (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

          Not applicable.

          (3) Distributing contracts:

               (a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

               The form of Distribution and Servicing Agreement among EQ Financial Consultants, Inc. and EOC, filed as Exhibit 1-A(8) to the Registration Statement, is incorporated herein by reference.

               The form of Distribution Agreement between Equitable Distributors, Inc. and EOC, filed as Exhibit 1-A(8)(ii) to the Registration Statement, is incorporated herein by reference.

               (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

               The forms of Sales Agreements filed as Exhibits 1-A(8)(iii) and 1-A(8)(iv) to the Registration Statement, and the form of Participation Agreement filed as Exhibit 1-A(8)(v), are incorporated herein by reference.

               (c) Schedules of sales commissions referred to in Item 39(c) [38(c)].

               The Schedule of Commissions filed as Exhibit 1-A(8)(i) to the Registration Statement is incorporated herein by reference. The form of schedule of commissions filed in Exhibit 1-A(8)(ii) to the Registration Statement is also incorporated herein by reference.

          (4) Any agreement between the principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

               Not applicable

          (5)  The form of each type of security.

               The policy forms, riders, and endorsements filed under each subpart of Exhibit 1-A(5) to the Registration Statement is incorporated herein by reference.

          (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

               The Declaration and Charter of EOC filed as Exhibit 1-A(6)(a) to the Registration Statement is incorporated herein by reference. The By-Laws of EOC filed as Exhibit 1-A(6)(b) to the Registration Statement are incorporated herein by reference.

          (7) Any insurance policy under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

               Not applicable.

          (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

               See A-(3)(a) above.

          (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

               The Agreement for Cooperative and Joint Use of Personnel, Property and Services between Equitable Life and EOC, filed as
               Exhibit 1-A(9) to the Registration Statement, is incorporated herein by reference.

          (10) Form of application for a periodic payment plan certificate.

               The application form filed under Exhibit 1-A(10) to the Registration Statement is incorporated herein by reference.




B.   Furnish copies of each of the following:

     (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

     (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

          Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith. (This exhibit shall be supplied separately as confidential information pursuant to Rule 45a-1.)

          Not applicable. Policies are not sold through dealers acting in their capacities as such.

                                    SIGNATURE



Pursuant to the requirements of the Investment Company Act of 1940 The Equitable of Colorado, Inc., as depositor of the Registrant, has caused this registration statement to be duly signed on behalf of the Registrant in the City of New York and State of New York on the 19th day of March 1999.



(SEAL)
                          Signature:    Separate Account VLI of The Equitable of
                                        Colorado, Inc.

                                        By:    The Equitable of Colorado, Inc.



                                        By: /s/ Samuel B. Shlesinger
                                           --------------------------
                                           Samuel B. Shlesinger
                                           President

Attest:  /s/ Janet Hannon
         -------------------------
                Janet Hannon
                Assistant Secretary


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